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Morgan, Lewis & Bockius LLP
1111 Pennsylvania Ave., NW
Washington, DC 20004


LAURA E. FLORES
202.739.5684
lflores@morganlewis.com



May __, 2006


VIA EDGAR CORRESPONDENCE

Mr. Christian T. Sandoe
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re: Rydex Series Funds (the "Trust") - Post-Effective Amendment No. 61
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    (File Nos. 033-59692 and 811-07584)
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Dear Mr. Sandoe:

This letter responds to your comments to the Trust's Post-Effective Amendment No. 61, filed on March 3, 2006, for the purpose of introducing the S&P 500 Fund and Russell 2000 Fund into the Trust. The following summarizes your comments, and our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Funds' Prospectus and/or Statement of Additional Information ("SAI").

1. COMMENT. Please disclose the market capitalization range of the underlying indices as of a recent date under "Principal Investment Strategy."

         RESPONSE. We have included the capitalization range of the underlying index of each Fund as of December 31, 2005 under "A Brief Guide to the Benchmarks." We believe this is a more appropriate location for the additional disclosure because it includes other information specifically relating to the underlying indices. An example of the disclosure included under "A Brief Guide to Benchmarks" follows:

         "A BRIEF GUIDE TO THE BENCHMARKS

         THE S&P 500(R) INDEX. The S&P 500(R) Index is a capitalization-weighted index composed of 500 common stocks, which are chosen by the Standard & Poor's Corporation ("S&P") on a statistical basis. As of December 31, 2005, the S&P 500(R) Index included companies with an average capitalization of $23.3 billion."


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2.       COMMENT. Please include small and mid-capitalization risk disclosure under "Principal Risks of Investing in the Fund" for the S&P 500 Fund.

         RESPONSE. We have not included small and mid-capitalization risk disclosure under "Principal Risks of Investing in the Fund" for the S&P 500 Fund because we do not believe small and mid-cap risks are principal risks of investing in the S&P 500 Fund. Although the S&P 500 Index covers 80% of U.S. equities, it focuses on the large-cap segment of the market.

3. COMMENT. Please clarify which redemptions will be subject to the wire transfer charge of $15.

         RESPONSE. We have revised the footnote to the "Fees and Expenses" Table as follows:

         "* The Fund will impose a wire transfer charge of $15 on redemptions of less than $5,000 requested by accounts that are not managed by a financial intermediary."

4. COMMENT. Please explain to the staff what types of convertible securities the Funds might invest in and whether such convertible securities are consistent with each Fund's underlying index.

         RESPONSE. We have confirmed with our client that the Funds do not intend to invest in convertible securities and have deleted the reference to convertible securities included under "Principal Risks of investing in the Funds - Market Risk (All Funds)" accordingly.

5. COMMENT. Please confirm whether the CDSC charged in connection with C-Class Shares of the Funds will be based on a shareholder's initial purchase price or market value, whichever is lower as disclosed under "C-Class Shares," or the initial purchase price as disclosed in the Funds' fee tables.

         RESPONSE. We have confirmed that the CDSC will be based on a shareholder's initial purchase price or market value, whichever is lower, and have revised the disclosure in the Funds' fee tables accordingly.

6. COMMENT. Please add disclosure describing the roles of each portfolio manager under "Portfolio Management."

         RESPONSE. We have revised the disclosure under "Portfolio Management" as follows (new language appears in bold for the purposes of this correspondence only):


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Mr. Christian T. Sandoe
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          "PORTFOLIO MANAGEMENT

         Each Fund is managed by a team of investment professionals. THE FOLLOWING PROVIDES ADDITIONAL INFORMATION ABOUT THE PORTFOLIO MANAGERS THAT ARE JOINTLY AND PRIMARILY RESPONSIBLE FOR THE DAY-TO-DAY MANAGEMENT OF THE FUNDS AND THEIR RESPECTIVE MANAGEMENT ROLES.

         MICHAEL P. BYRUM, CFA, has been associated with Rydex Investments since the Advisor was founded in 1993. Mr. Byrum was named the President of Rydex Investments in 2004 and has served as Chief Investment Officer of Rydex Investments since 2000. During this time, he has played a key role in the development of the firm's investment strategies and product offerings. As Senior Portfolio Manager, Mr. Byrum was instrumental in the launch of the OTC, Precious Metals, U.S. Government Bond, Long Bond Advantage, Inverse S&P 500 and Inverse OTC Funds, and helped to create the Rydex Sector Funds. He was named Vice President of Portfolio for Rydex Investments in 1998, and Executive Vice President in 2000. Prior to joining Rydex, Mr. Byrum worked for Money Management Associates, the investment adviser for Rushmore Funds, Inc. Mr. Byrum has co-managed the Funds since their inception.

         JAMES R. KING, CFA, joined Rydex in 1996 and was promoted to assistant portfolio manager in 1997. In 1998, he became a portfolio manager and was promoted in 2001 to senior portfolio manager and currently serves as director of portfolio management. Mr. King has served as an interim director of equity trading and investment operations. Currently, Mr. King's team manages all of the Rydex leveraged and inverse funds, as well as Rydex Sector Rotation Fund. Mr. King is a member of Rydex's Investment Leadership Team, which determines investment policy for all Rydex Funds. Prior to joining Rydex, he worked as a registered representative at DMG Securities. He holds a degree in finance from the University of Maryland. Mr. King has co-managed the Funds since their inception.

         MICHAEL J. DELLAPA, CFA, joined Rydex in 2000 as a Research Analyst and was promoted to portfolio manager in 2003. During his tenure as a portfolio manager, he had direct oversight for the Russell 2000(R) Advantage, Healthcare, Biotechnology, and Consumer Products Funds. In 2005 Mr. Dellapa became director of investment research. Since joining Rydex, he has played a key role in developing research processes and systems to enhance current funds and develop new investment products. Mr. Dellapa is a member of Rydex's Investment Leadership Team, which determines investment policy for all Rydex Funds. Prior to joining Rydex, he worked as an equity analyst for Invista Capital and systems analyst for Accenture. He holds an engineering degree from the University of Maryland and MBA from the University of Chicago. Mr. Dellapa has co-managed the Funds since their inception.


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         MR. BYRUM GENERALLY OVERSEES ALL ASPECTS OF THE DAY-TO-DAY MANAGEMENT
         OF THE FUNDS AND REVIEWS THE ACTIVITIES OF MESSRS. KING AND DELLAPA. MR. KING GENERALLY OVERSEES THE DAY-TO-DAY MANAGEMENT OF EACH LEVERAGED OR INVERSE RYDEX FUND. MR. DELLAPA HEADS THE FIRM'S INVESTMENT RESEARCH EFFORTS AND OVERSEES THE SELECTION OF EQUITY SECURITIES FOR EACH OF THE RYDEX FUNDS. EACH OF THE PORTFOLIO MANAGERS IS A MEMBER OF RYDEX'S INVESTMENT LEADERSHIP TEAM, WHICH IS RESPONSIBLE FOR THE FINAL REVIEW AND APPROVAL OF PORTFOLIO MANAGEMENT STRATEGIES AND DECISIONS.

         Additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of securities in the Funds is available in the SAI.

7. COMMENT. Please explain to the staff the reason for including Master Limited Partnerships disclosure in the SAI under "Equity Securities."

         RESPONSE. Should a Master Limited Partnership ("MLP") be included in an underlying index tracked by a Rydex Fund, the Rydex Funds reserve the right to invest in such MLP in order to seek to match their respective benchmarks.

8. COMMENT. Under "Investment Restrictions - Fundamental Policies," please disclose the Funds' policy with respect to purchasing or selling commodities and senior securities.

         RESPONSE. We have included the following fundamental policies for the
         Funds:

         "Each Fund shall not:

                  3. Purchase or sell real estate, physical commodities, or commodities contracts, except that the Fund may purchase (i) marketable securities issued by companies which own or invest in real estate (including real estate investment trusts), commodities, or commodities contracts; and (ii) commodities contracts relating to financial instruments, such as financial futures contracts and options on such contracts."

                  7. Issue senior securities (as defined in the 1940 Act) except as permitted by rule, regulation or order of the SEC."

9. COMMENT. Please confirm that the account information provided under "Other Accounts Managed by Portfolio Managers" includes accounts managed by each of the portfolio managers individually, as well as jointly.

         RESPONSE. We have confirmed with our client that the information provided under "Other Accounts Managed by Portfolio Managers" includes both accounts managed by each of the portfolio managers individually, as well as jointly.


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Mr. Christian T. Sandoe
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10.      COMMENT. Please identify the category of individuals who may act as designee for purposes of authorizing disclosure of the Fund's portfolio securities in the third paragraph under "Portfolio Holdings" in the SAI.

         RESPONSE. We have revised the first sentence of the third paragraph under "Portfolio Holdings" in the SAI as follows (new language appears in bold for the purposes of this correspondence only):

         "The Funds' Chief Compliance Officer, OR A SENIOR COMPLIANCE ADMINISTRATOR DESIGNATED BY THE CHIEF COMPLIANCE OFFICER, may also grant exceptions to permit additional disclosure of Fund portfolio holdings information at differing times and with different lag times (the period from the date of the information to the date the information is made available), if any, in instances where the Funds have legitimate business purposes for doing so, it is in the best interests of shareholders, and the recipients are subject to a duty of confidentiality, including a duty not to trade on the nonpublic information and are required to execute an agreement to that effect."

                                       ***

I hereby acknowledge on behalf of the Rydex Series Funds (the "Trust") that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact either John McGuire at 202.739.5654 or me at 202.739.5684.

Sincerely,



Laura E. Flores

cc: Joanna M. Haigney
    W. John McGuire, Esq.



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